October 12, 2011

Mr. Larry Spirgel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Re:	Upstream Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 0-50494

Dear Mr. Spirgel:

Following our conversations on October 12, 2011 and September 23, 2011 regarding our letter to you, dated August 25, 2011, in response to the comments in your letter dated August 11, 2011 related to the Form 10-K of Upstream Worldwide, Inc. for the fiscal year ended December 31, 2010, we have expanded our analysis and explanation of our position regarding our revenue recognition as it pertains to cellular phones sold to ReCellular, Inc.  In particular, we have focused on (a) determination of the primary obligor, (b) our latitude in establishing price, and (c) our physical loss inventory risk.

Upstream Worldwide, Inc. is the Primary Obligor in the Arrangement

We have sole discretion over the specific types of cellular phones we target in our advertising campaigns.  By visiting our website and entering their cellular phone make and model, customers obtain offers from us to purchase their cellular phones (“Quoted Offers”).  We then send them a mailing kit to allow them to safely and easily mail us their phones.

The physical receipt of cellular phones and the appraisal process are performed by ReCellular, Inc. (“ReCellular”), though the customers are unaware of ReCellular’s role in the process.  The appraisal process includes:

(i)	verifying that the phone received from the customer matches the make and model quoted by the customer on our website,
(ii)	evaluating the condition of the phone,
(iii)	verifying that the phone powers on, and
(iv)	confirming the phone’s ability to make a successful test call.

The appraisal process is strictly to determine the make and model match status and the physical condition of the phone.  As discussed in more detail below, selling prices between us and ReCellular are predetermined and are not impacted by the daily appraisal process.

If the make and model of the cellular phone match the original quote and the cellular phone passes the other appraisal tests, we are obligated to pay the customer the Quoted Offer.  If the cellular phone does not match the quoted make and model, or if it fails one or more of the other appraisal tests, we are obligated to pay the customer the current market value of the phone, or we may elect to pay the customer a revised amount.  The revised amount varies depending on the facts and circumstances, as well as the results of the various appraisal tests.  We do not return the phones to our customers under any circumstances.

We have sole discretion over the amount paid to customers.  This amount is generally determined by a formula that starts with the amount we expect to receive from ReCellular for each cellular phone based on the price list, and is then adjusted for a variety of factors including the specific make and models we are targeting, the number of phones submitted and the total value of the phones submitted.

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200 East Broward Blvd, Suite 1200
Ft. Lauderdale, Florida 33301 (954) 915-1550

At the end of each business day, ReCellular sends us a purchase order listing all of the phones that were received and appraised that day.  The phones are valued based on the prices per the negotiated price list discussed below.  Generally, ReCellular is not obligated to purchase phones from us that fail one or more of the appraisal tests (other than make and model match to the original quote).  As such, those phones will be listed on the purchase order with a value of zero.  On Friday of each week, ReCellular closes out the purchase order and payment is due to us seven days later.

The timing of our payment to customers has always been as rapid as possible, but has varied as we tested different processes.  We initially paid customers each weekday, the day after the phones were appraised, but decreased the frequency to two days per week in an effort to gain internal economic efficiencies regarding the check fulfillment process.  Our payment to our customers is generally made prior to our receipt of funds from ReCellular.  As disclosed in our 10-Q filings for the first and second quarter of 2011, ReCellular began to slow the timing of their payments to us.  During this time, we paid our customers well in advance of our receipt of payments from ReCellular.  During the second quarter of 2011, we issued convertible notes payable totaling $550,000 to two of our stockholders and our Chief Executive Officer to fund our obligations to our customers.

Under our agreement with ReCellular, visitors who come to our website and request a Quoted Offer are considered Upstream’s customers.  Per the agreement, ReCellular is expressly prohibited from using, sharing, or disclosing any information regarding our customers including any and all personally identifiable information such as name, telephone number, physical address, e-mail address, etc.

In a small number of instances relative to the business as a whole, we experience disputes with customers, typically regarding receipt of a cellular phone that the customer claims to have shipped (i.e. phones that are “lost in the mail”), the type of phone shipped, or its condition.  In these circumstances, we are the sole entity with which the customer interacts and we are solely responsible for any payment made to settle the dispute.

We believe that we are the primary obligor in the arrangement.  This position is supported by the fact that representations to the customers throughout the entire process are made by us (the customers are unaware of ReCelluar’s role) and that the agreement with ReCellular defines the customers as ours.  In addition, our payment to customers for the cellular phones they sent to us is not contingent upon acceptance of the phones by ReCellular and/or our receipt of funds from ReCellular (also provides evidence of credit risk).  Though not addressed during our conference call, the fact that we have sole discretion over the specific types of cellular phones we target in our advertising campaigns provides evidence that we are involved in the determination of product specifications to be delivered to ReCellular.

Latitude in Establishing Price

There are a number of companies in the marketplace that purchase used cellular phones including ReCellular, Second Rotation, Inc. (Gazelle), Pace Butler Corporation, FlipSwap, Inc., Environmental Reclamation Services, LLC (MaxBack), and others.  After evaluation and testing of alternatives, we entered into an exclusive agreement with ReCellular whereby ReCellular will purchase from us, all cellular phones that we deliver to them that meet minimum functionality requirements.  This agreement is for a period of 30 days, and auto-renews every 30 days unless one party provides 10 day notice of termination.

In connection with this agreement, we negotiated a price list with ReCellular to determine the prices at which ReCellular would buy the phones from us.  The used cellular phone industry is just emerging and does not yet have a fully efficient market.  As such, starting price points for our agreement were suggested by ReCellular, based on their historical experience reselling cellular phones.  We used our test results and lessons from the evaluation and testing of alternative partners to then negotiate final prices.  This price list is continuously reviewed and updated to adjust for changes in the marketplace, such as new cellular phone models coming to market.

We believe that we have reasonable latitude to establish prices based on the negotiation process to determine the price list between us and ReCellular and the relatively short contract time period combined with the availability of alternative partners.  In addition, we have sole discretion over the amount paid to customers for the cellular phones that they send to us.  Though not addressed during our conference call, the existence of multiple potential partners also provides evidence of our discretion in partner selection.

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Physical Loss Inventory Risk

As discussed in more detail above, ReCellular is obligated to purchase phones from us that pass all of the appraisal tests (other than make and model match to the original quote).  However, we are obligated to pay the customer the original Quoted Offer, the current market value of the cellular phone, or we may elect to pay the customer a revised amount, depending on the facts and circumstances.  In addition, we are solely responsible for settling disputes with customers regarding non-receipt of a cellular phone, the type of cellular phone shipped, or its condition.

We believe that we have physical loss inventory risk as we bear the risk of loss for any differences between what ReCellular will pay us for the cellular phone and what we must pay the customer for the cellular phone, including potential 100% losses for cellular phones that were lost after being shipped by the customer, but before arrival at the receiving facility.

Upstream Worldwide acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours,

/s/ Michael Brachfeld
Michael Brachfeld
Chief Accounting Officer

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